O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230
Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cyn@stockslaw.com

File #4415

January 9, 2007

VIA EDGAR AND FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

Attention:    Alan Morris, Staff Attorney

Dear Sirs:

RE:	SEARCHLIGHT MINERALS CORP. (the “Company”)
	-	File Number 333-132929
	-	Registration Statement on Form SB-2
	-	Originally filed April 3, 2006
	-	Amendment 1 filed April 26, 2006
	-	Amendment 2 filed October 30, 2006

We are counsel to the Company. Further to our telephone conversation with you on January 8, 2007, we write on behalf of the Company in connection with a proposed private placement of the Company’s securities (the “Proposed Rule 506 Offering”) to persons who are “accredited investors” as defined in Rule 501 of Regulation D of the Securities Act of 1933 (the “Securities Act”) without registration under the Securities Act in reliance of the exemption provided by Rule 506 of Regulation D (17 C.F.R. §230.506).

As you are aware the Company has filed a registration statement (the “Registration Statement”) on Form SB-2 registering the resale of 24,355,000 shares of the common stock of the Company on behalf of certain existing stockholders of the Company who: (i) acquired shares of the Company’s common stock in private placement transactions completed in September, 2005 and January, 2006; (ii) purchased shares of the Company’s common stock from an existing stockholder; or (iii) acquired shares of the Company’s common stock pursuant to mineral option agreements with the Company dated February 8, 2005. Notwithstanding the fact that the Registration Statement has not been declared effective by the Securities and Exchange Commission (the “SEC”), for the reasons stated below, it is our position that the Proposed Rule 506 Offering will not constitute a “general solicitation” or “general advertising” within the meaning of Rule 502(c) of Regulation D.

Background

Subsequent to the filing of the Registration Statement, the Company entered into an Option Agreement (the “Option Agreement”) with Verde River Iron Company, LLC (“VRIC”) dated November 22, 2006, pursuant to which the Company intends to acquire all of the outstanding shares of

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United States Securities and Exchange Commission
Attention: Alan Morris

Transylvania International, Inc. subject to, among other things, a cash payment of $10,000,000 to VRIC on or before February 15, 2007. The Company does not presently have the funds required to complete its obligations under the Option Agreement and will need additional financing to complete the acquisition.

In this regard, the Company proposes to sell shares of its common stock to persons who are “accredited investors” as defined in Rule 501 of Regulation D of the Securities Act without registration under the Securities Act in reliance of the exemption provided by Rule 506 of Regulation D. The Company proposes to issue units to investors, with each unit consisting of one share of the Company’s common stock and one half of a share purchase warrant with whole warrant entitling the holder thereof to purchase an additional share of the Company’s common stock for a period of two years from the date of issuance. Offering materials to prospective investors are expected to consist solely of a subscription agreement and an accredited investor questionnaire (the “Investor Questionnaire”) which is intended to assist the Company in determining whether the prospective investor meets the suitability standards set out in Rule 506 of Regulation D (the “Offering Materials”). The Company intends to provide the Offering Materials to the following categories of investors:

1.

Prior Private Investors. The Company intends to provide Offering Materials to investors who: (i) have previously participated in the Company’s private placement offerings within the past three years; and (ii) provided satisfactory responses to the Investor Questionnaire sufficient for the Company to make a determination as to whether they meet the applicable suitability standards.

2.

Prior Public Investors. The Company intends to provide Offering Materials to investors who: (i) have previously purchased shares of the Company’s stock on a public market within the past three years and/or have developed a business relationship with the Company’s management within the past three years; and (ii) has provided satisfactory responses to the Investor Questionnaire sufficient for the Company to make a determination as to whether they meet the applicable suitability standards.

3.

Qualified Institutional Buyers. The Company intends to provide Offering Materials to no more than two or three who meet the suitability requirements of a “qualified institutional buyer” (as such term is defined in Rule 144A promulgated under the Securities Act) introduced to the Company by a broker-dealer.

4.

Clients of a Broker-Dealer. The Company intends to provide Offering Materials to investors introduced to the Company by a broker-dealer, each of which: (i) has a pre-existing substantive relationship with the broker-dealer; and (ii) has provided satisfactory responses to the Investor Questionnaire sufficient for the Company to make a determination as to whether they meet the applicable suitability standards.

Analysis and Conclusion

Rule 502 imposes several conditions on offers and sales made pursuant to Regulation D. Rule 502(c) provides that “…neither the issuer nor any person acting on its behalf shall offer or sell the securities by any form of general solicitation or general advertising…” Consequently, at the time a private offering is made, in order to establish the availability of a private offering exemption, the issuer or any person acting on its behalf must be able to demonstrate that the private offering does not involve a general solicitation or advertising.

Through a series of no action letters (Woodtrails-Seattle, Limited, Aug 9, 1982, E.F. Hutton Co., Dec. 3, 1985, and H.B. Shaine & Co., Inc., May 1, 1987) staff of the Division of Corporation Finance has

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: Alan Morris

developed an interpretation of Rule 502(c) to the effect that a prior “substantive” relationship with the issuer or with its broker-dealer agent on the part of an offeree is a prerequisite to negate the finding of a general solicitation with respect to the offering. The concept of prior substantive relationship was refined in a series of staff interpretations. According to the staff, a "substantive relationship" is established when an issuer or its agent has "sufficient information to evaluate the prospective offeree's sophistication and financial circumstances". There is no requirement that there have been an actual business relationship between the issuer or its agent and the prospect (Bateman Eichler. Hill Richards. Inc. Dec. 3, 1985, and Woodtrails-Seattle, Limited).

The concept of pre-existing substantive relationships and whether their existence will negate a finding of general solicitation was recently commented on by the SEC in the April 28, 2000 Interpretive Release 34-42728 entitled ”Use of Electronic Media”, pursuant to which the SEC stated as follows:

Additionally, a prospective investor could purchase securities only in offerings that were posted on the restricted web site after the investor had been qualified by the affiliated broker-dealer as an accredited or sophisticated investor and had opened an account with the broker-dealer. The Divisions' interpretive letter was based on an important and well-known principle established over a decade ago: a general solicitation is not present when there is a pre-existing, substantive relationship between an issuer, or its broker-dealer, and the offerees.

…these web sites, particularly those allowing for self-accreditation, raise significant concerns as to whether the offerings that they facilitate involve general solicitations. In these instances, one method of ensuring that a general solicitation is not involved is to establish the existence of a "pre-existing, substantive relationship." Generally, staff interpretations of whether a "pre-existing, substantive relationship" exists have been limited to procedures established by broker-dealers in connection with their customers. This is because traditional broker-dealer relationships require that a broker-dealer deal fairly with, and make suitable recommendations to, customers, and, thus, implies that a substantive relationship exists between the broker-dealer and its customers. We have long stated, however, that the presence or absence of a general solicitation is always dependent on the facts and circumstances of each particular case. Thus, there may be facts and circumstances in which a third party, other than a registered broker-dealer, could establish a "pre-existing, substantive relationship" sufficient to avoid a "general solicitation."

In the Black Box (June 26, 1990) no action letter the SEC recognized the concept that a private placement taking place concurrently with a registered offering could satisfy the conditions the private placement offering exemption contained in Section 4(2) of the Securities Act. Accordingly, Black Box admits the possibility that a general solicitation involved in a public offering would not, in all cases, preclude a public offering.

In the present case based on the facts and circumstances, we believe that the Proposed Rule 506 Offering will not constitute a “general solicitation” or “general advertising” within the meaning of Rule 502(c) of Regulation D. Factors we considered in determining whether there is a general solicitation include the following:

1.	The Registration Statement registers the resale of stock held by existing stockholders. It is not a direct or primary offering of the Company’s securities.

2.	The filing of the Registration Statement has not been accompanied by a roadshow or other marketing activity by the Company or its management.

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United States Securities and Exchange Commission
Attention: Alan Morris

3.	The Company has been a reporting issuer under the Securities Exchange Act of 1934 since July, 2000.

4.

The Company is considering a private placement offering only to: (i) subscribers with whom the Company has a pre-existing substantive business relationship with and/or; (ii) clients of a broker-dealer who have a pre-existing substantive relationship with the broker/dealer, and/or (iii) subscribers who are a “qualified institutional buyer” (as such term is defined in Rule 144A promulgated under the Securities Act).

We respectfully request staff’s confirmation of our views on the interpretive issues herein presented. Given that our client is in the midst of the transaction with VRIC and would like to resolve any concerns that staff may have in respect of the proposed offering, your urgent attention to this matter would be greatly appreciated.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Conrad Y. Nest

CONRAD Y. NEST

cc: Searchlight Minerals Corp.
      Attn: Mr. Ian McNeil